Points International Ltd. Reports Third Quarter and Year-To-Date 2015 Financial Results

– Q3 revenue of $81.1 million, an increase of 32% year-over-year
– YTD Revenue of $216 million, an increase of 14% year-over-year
– YTD Adjusted EBITDA of $8.9 million, an increase of 39% year-over-year
– YTD Net Income of $4.2 million, an increase of 31% year-over-year
– Announces Launch of Points Travel with Lufthansa’s Miles & More Program
– Announces Points Loyalty Wallet deployments

Toronto, Canada, November 4, 2015 – Points (TSX: PTS; NASDAQ: PCOM), global leader in loyalty currency management, today announced results for the third quarter and nine months ended September 30, 2015.

“The second half of 2015 is off to a strong start at Points as we achieved our financial targets, grew our loyalty commerce network, and made measurable strides in advancing our Loyalty Wallet and Points Travel products,” said Points CEO Rob MacLean. “Our loyalty commerce platform is more diverse than ever and the pace of innovation at Points continues to accelerate. Since the beginning of 2014, we have launched or signed nearly 60 products with 13 new loyalty programs and integrated 3 new product partners into the loyalty commerce platform.”

MacLean added, “Over the past 18 months, we’ve also advanced our efforts around increasing the ways in which loyalty programs, their members, and third party innovators can leverage our loyalty commerce platforms capabilities. In the last few weeks we have announced that first, the Royal Bank of Canada will be leveraging the Points Loyalty Wallet in their new mobile digital wallet offering and secondly, that Suretap, a mobile digital wallet supported by a consortium of the three main Canadian telecom companies, will also be embedding our loyalty functionality into the next version of their leading payment app. Through these wallet offerings, both expected to launch this year, millions of consumers will be able to interact with and track all of their favorite loyalty programs by either linking their current points.com user account or by creating a new account inside each app. From there, each app will immediately allow members the ability to exchange loyalty currencies between participating programs. As additional app functionality is developed, we expect to enable merchant funded offers and earning or burning of loyalty currencies as additional activity drivers.”

MacLean continued, “I am also pleased to highlight the initial launch of Points Travel, our private-label hotel booking platform, with Lufthansa’s Miles & More Program, the largest frequent flyer program in Europe with over 25 million members. With our Points Travel product, Miles & More members can accelerate their earning by receiving rich amounts of valuable Miles and Mores miles for booking hotel stays through the Miles & More branded hotel booking website.”

“As expected, we delivered a meaningful acceleration in revenue growth in the third quarter – both on a year-over-year and quarter-over-quarter basis. Third quarter revenues of approximately $81 million grew 32% over the prior year period reflecting a robust calendar of marketing and promotional activity among many of our larger loyalty partners. We expect to maintain a similar promotional cadence in the fourth quarter, and once again, expect a greater contribution from our larger principal partners. This, along with our solid year-to-date performance, places us right on-track to deliver against our full year guidance,” MacLean added.

Third Quarter 2015 Financial Results
(Unless otherwise stated, all comparisons for the third quarter of 2015 are on a year-over-year basis)

Revenue increased 32% to $81.1 million from $61.4 million. Principal revenues totaled $78.8 million, or growth of 34% as compared to $58.8 million. The year-over-year increase in principal revenues was largely driven by solid organic revenue growth reflecting a strong promotional calendar.

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Gross margin1 dollars were $10.1 million, or 12% of total revenue, compared to $10.2 million, or 17% of total revenue. As a percentage of revenue, gross margin reflects the relative mix of partner and promotional activity during the quarter, with a greater percentage of revenue growth coming from lower-margin business in the third quarter.

Adjusted EBITDA2 was $2.0 million compared to $2.6 million. This year-over-year decrease was driven by the slight reduction in gross margin coupled with increased operating expenses reflecting continued investment in the loyalty commerce network and open platform strategy. On a year-to-date basis Adjusted EBITDA improved 39%.

Net income totaled $0.8 million, or $0.05 per diluted share, compared to a net income of $1.6 million, or $0.10 per diluted share.

As of September 30, 2015, total funds available, comprised of cash and cash equivalents together with restricted cash and funds receivable from payment processors, was $45.7 million. Net operating cash, which is defined as total funds available less amounts payable to loyalty program partners, was $10.0 million as of September 30, 2015 after implementing the previously announced share buy back program. The Company remains pleased with its overall financial position.

Third Quarter 2015 Business Metrics

	Q3/15	Q3/14	Q3/15 vs. Q3/14	Q2/15	Q3/15 vs. Q2/15
Total All Channels
Points/Miles Transacted (in 000s)	5,432,399	5,296,466	2.6%	5,366,496	1.2%
No. of Points/Miles Transac- tions	594,936	617,952	-3.7%	591,647	0.6%

Outlook

MacLean continued, ““We are on-track to deliver against our financial targets for the year. We expect strong revenue growth year-over-year, coupled with normalized gross margins of approximately 15%. On the profitability side, we will continue to show discipline in our operating expenses and investments to deliver continued positive cash flow and improved operating leverage going forward. We are appropriately resourced to make these investments in our platform, and will continue to focus our allocation of capital on activities designed to drive shareholder returns.”

The Company is maintaining guidance for the year ending December 31, 2015 as follows:

•	Revenue is expected to grow 15% – 20% over 2014.
•	Adjusted EBITDA is expected to grow 15% – 25% over 2014.

______________________________

1 Gross margin is defined as total revenues less the direct cost of principal revenues. Gross margin is considered by Management to be an integral measure of financial performance and represents the amount of revenues retained by the Corporation after incurring direct costs. However, gross margin is not a recognized measure of profitability under IFRS.

2 Adjusted EBITDA (Earnings before interest, taxes, depreciation and amortization, and foreign exchange) is considered by Management to be a useful supplemental measure when assessing financial performance. Management believes that Adjusted EBITDA is an important indicator of the Corporation's ability to generate liquidity through operating cash flow to fund future capital expenditures and working capital needs. However, Adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered a substitute for Net Income, which we believe to be the most directly comparable IFRS measure.

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Share Buyback

In the third quarter, the Company repurchased 163,695 shares of its common stock for a total of $1.7 million at an average price of $10.40 per share.

Repurchases will be made from time-to-time at Points' discretion, based on ongoing assessments of the Company’s capital needs, share price, general market conditions and other factors. Repurchases may be effected through the facilities of the Toronto Stock Exchange (“TSX”), the NASDAQ Capital Market ("NASDAQ") or other alternative trading systems in the United States and Canada.

All purchases of common shares will be made in accordance with applicable securities laws and stock exchange rules of the United States and Canada. Repurchases on NASDAQ will be at the market price at the time of purchase in compliance with applicable securities laws of the United States, and repurchases on the TSX will be at the market price at the time of purchase in accordance with the rules and policies of the TSX. Purchases may also be made through other published markets, or by such other means as may be permitted by the TSX, NASDAQ and applicable law.

Investor Conference Call

Points' conference call with investors will be held today at 4:30 p.m. Eastern Time. To participate, investors from the US and Canada should dial (877) 407-0784 ten minutes prior to the start time. International dialers should call (201) 689-8560.

In addition, the call is being webcast and can be accessed at the Company's web site: www.points.com and will be archived online upon completion of the call. A telephonic replay of the conference call will also be available until 11:59 p.m. Eastern Time on Wednesday, November 18, 2015, by dialing (877) 870-5176 in the U.S. and Canada and (858) 384-5517 internationally and entering the passcode 13623019.

About Points

Points, publicly traded as Points International Ltd. (TSX:PTS) (Nasdaq:PCOM), is the global leader in loyalty currency management. Via a state-of-the-art loyalty commerce platform, Points provides loyalty eCommerce and technology solutions to the world's top brands to enhance their consumer offerings and streamline their back-end operations.

Points' solutions enhance the management and monetization of loyalty currencies ranging from frequent flyer miles and hotel points to retailer and credit card rewards, for more than 50 partners worldwide. Points also manages Points.com, where more than 4 million consumers use the only industry sanctioned loyalty wallet to not only track all of their loyalty programs but also trade, exchange and redeem their miles and points. In addition to these services, Points' unique SaaS products allow merchants and businesses to reward their customers with points and miles from the world's largest loyalty brands.

In 2014, Points acquired PointsHound, a hotel booking engine and loyalty currency aggregator built specifically for frequent travelers. PointsHound enables loyalty program members to earn loyalty points for staying in their favorite hotels and also to earn bonus rewards in the form of airline miles. Members of the free-to-use site have access to over 150,000 hotels worldwide, including boutique and non-chain properties.

Points has been widely recognized among the loyalty and technology communities alike. The Company was named the 7th largest Canadian software company and the 30th largest Canadian technology company by the 2015 Branham300 list. For more information on Points, please visit www.Points.com, follow us on Twitter (@PointsBiz) or read the Points company blog. For more information on PointsHound, please visit www.PointsHound.com.

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Caution Regarding Forward-Looking Statements

This press release contains or incorporates forward-looking statements within the meaning of United States securities legislation, and forward-looking information within the meaning of Canadian securities legislation (collectively, "forward-looking statements"). These forward-looking statements include, among other things, opportunities for new products and partners and incremental revenue, and our guidance for 2015 with respect to revenue growth and Adjusted EBITDA expectations. These statements are not historical facts but instead represent only Points' expectations, estimates and projections regarding future events.

Although Points believes the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and are subject to important risks and uncertainties that are difficult to predict. Certain material assumptions or estimates are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Undue reliance should not be placed on such statements. In particular, the financial outlooks herein assume Points will be able to maintain its existing contractual relationships and products, that such products continue to perform in a manner consistent with Points' past experience, that Points we will be able to generate new business from our pipeline at expected margins, our in-market and newly launched products and services will perform in a manner consistent with the Company's past experience and we will be able to contain costs. Our ability to convert our pipeline of prospective partners and product launches is subject to significant risk and there can be no assurance that we will launch new partners or new products with existing partners as expected or planned nor can there be any assurance that Points will be successful in maintaining its existing contractual relationships or maintaining existing products with existing partners. Other important risk factors that could cause actual results to differ materially include the risk factors discussed in Points' annual information form, Form-40-F, annual and interim management's discussion and analysis, and annual and interim financial statements and the notes thereto. These documents are available at www.sedar.com and www.sec.gov.

The forward-looking statements contained in this press release are made as at the date of this release and, accordingly, are subject to change after such date. Except as required by law, Points does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this press release, whether as a result of new information, future events or otherwise.

Contact:
Addo Communications
Laura Bainbridge
laurab@addocommunications.com
(310) 829-5400

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Points International Ltd.
Key Financial Measures and Schedule of Non-GAAP Reconciliations

Gross Margin[3] Information

Expressed in thousands of United States
dollars

	For the three months ended		For the nine months ended

	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014

Total Revenue	$81,133	$61,446	$216,148	$190,148
Direct cost of principal revenue	71,053	51,259	183,446	160,886
Gross Margin	$10,080	$10,187	$32,702	$29,262
Gross Margin %	12%	17%	15%	15%

Reconciliation of Net Income to Adjusted EBITDA[4]

Expressed in thousands of United States
dollars

	For the three months ended		For the nine months ended

	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
Net Income	$768	$1,553	$4,204	$3,216
Interest and other income	-	-	-	(5)
Income tax expense	352	479	2,023	1,505
Depreciation and amortization	891	481	2,651	1,569
Foreign exchange loss (gain)	(9)	90	(14)	84
Adjusted EBITDA	$2,002	$2,603	$8,864	$6,369

______________________________

3 Gross Margin is defined as total revenues less the direct cost of principal revenues. Gross Margin is considered by Management to be an integral measure of financial performance and represents the amount of revenues retained by the Corporation after incurring direct costs. However, gross margin is not a recognized measure of profitability under IFRS.

4 Adjusted EBITDA (Earnings before income tax expense, interest and other income, depreciation and amortization, and foreign exchange) is considered by Management to be a useful supplemental measure when assessing financial performance. Management believes that Adjusted EBITDA is an important indicator of the Corporation's ability to generate liquidity through operating cash flow to fund future capital expenditures and working capital needs. However, Adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered a substitute for Net Income, which we believe to be the most directly comparable IFRS measure.

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Points International Ltd.
Condensed Consolidated Interim Balance Sheets

Expressed in thousands of United States dollars
(Unaudited)

As at	September 30,	December 31,
	2015	2014

ASSETS
Current assets
Cash and cash equivalents	$38,847	$36,868
Restricted cash	1,282	1,573
Funds receivable from payment processors	5,533	6,691
Accounts receivable	2,257	2,305
Prepaid expenses and other assets	2,398	1,134
Total current assets	$50,317	$48,571

Non-current assets
Property and equipment	1,582	1,856
Intangible assets	18,438	18,320
Goodwill	7,130	7,130
Deferred tax assets	2,617	3,492
Long-term investment	5,000	5,000
Other assets	114	692
Total non-current assets	$34,881	$36,490
Total assets	$85,198	$85,061

LIABILITIES
Current liabilities
Accounts payables and accrued liabilities	$5,263	$6,260
Payable to loyalty program partners	35,632	36,030
Current portion of other liabilities	1,391	1,285
Total current liabilities	$42,286	$43,575

Non-current liabilities
Deferred tax liabilities	513	-
Other liabilities	196	269
Total non-current liabilities	$709	$269

Total liabilities	$42,995	$43,844

SHAREHOLDERS’ EQUITY
Share capital	59,543	61,084
Contributed surplus	10,500	11,985
Accumulated other comprehensive loss	(546)	(354)
Accumulated deficit	(27,294)	(31,498)
Total shareholders’ equity	$42,203	$41,217
Total liabilities and shareholders’ equity	$85,198	$85,061

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Points International Ltd.
Condensed Consolidated Interim Statements of Comprehensive Income

Expressed in thousands of United States dollars, except per share amounts
(Unaudited)

	For the three months		For the nine months
	ended		ended
	September	September	September	September
	30, 2015	30, 2014	30, 2015	30, 2014
REVENUE
Principal	$78,809	$58,787	$206,364	$182,857
Other partner revenue	2,301	2,640	9,728	7,232
Interest	23	19	56	59
Total Revenue	$81,133	$61,446	$216,148	$190,148

EXPENSES
Direct cost of principal revenue	71,053	51,259	183,446	160,886
Employment costs	5,732	5,584	17,479	17,240
Marketing and communications	499	523	1,173	1,049
Technology services	357	308	988	807
Depreciation and amortization	891	481	2,651	1,569
Foreign exchange (gain) loss	(9)	90	(14)	84
Operating expenses	1,490	1,169	4,198	3,797
Total Expenses	$80,013	$59,414	$209,921	$185,432

OPERATING INCOME	$1,120	$2,032	$6,227	$4,716

Interest and other income	-	-	-	(5)
OPERATING INCOME BEFORE INCOME TAXES	$1,120	$2,032	$6,227	$4,721

Income tax expense	352	479	2,023	1,505
NET INCOME	$768	$1,553	$4,204	$3,216

OTHER COMPREHENSIVE INCOME (LOSS)
Items that will subsequently be reclassified to profit or loss:
Loss on foreign exchange derivatives designated as cash
flow hedges, net of income tax recovery of $204 and
$365, respectively, for the three and nine months ended
September 30, 2015 (2014: recovery of $109 and $117)	(568)	(304)	(1,013)	(325)
Reclassification to net income of loss on foreign exchange
derivatives designated as cash flow hedges, net of income
tax recovery of $123 and $296, respectively, for the three
and nine months ended September 30, 2015 (2014 – re-
covery of $37 and $160)	341	102	821	444
Other comprehensive income (loss) for the period, net of income tax	$(227)	$(202)	$(192)	$119

TOTAL COMPREHENSIVE INCOME	$541	$1,351	$4,012	$3,335

EARNINGS PER SHARE
Basic earnings per share	$0.05	$0.10	$0.27	$0.21
Diluted earnings per share	$0.05	$0.10	$0.27	$0.21

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Points International Ltd.
Condensed Consolidated Interim Statements of Changes in Equity

	Attributable to equity holders of the Company
Expressed in thousands of United States dollars except
number of shares
				Accumulated other
(Unaudited)			Contributed	comprehensive	Accumulated	Total shareholders’
	Share Capital		Surplus	loss	deficit	equity
	Number of Shares	Amount

Balance at December 31, 2014	15,649,085	$61,084	$11,985	$(354)	$(31,498)	$41,217
Net lncome	-	-	-	-	4,204	4,204
Other comprehensive loss	-	-	-	(192)	-	(192)
Total comprehensive income	-	-	-	(192)	4,204	4,012
Effect of share option compensation plan	-	-	738	-	-	738
Effect of RSU and PSU compensation plan	-	-	844	-	-	844
Share issuances – share options	94,435	589	(317)	-	-	272
Share issuances – RSUs	-	428	(428)	-	-	-
Share capital held in trust	-	(1,215)	-	-	-	(1,215)
Shares repurchased	(345,710)	(1,343)	(2,322)	-	-	(3,665)
Balance at September 30, 2015	15,397,810	$59,543	$10,500	$(546)	$(27,294)	$42,203

Balance at December 31, 2013	15,359,903	$58,693	$10,381	$(345)	$(36,182)	$32,547
Net lncome	-	-	-	-	3,216	3,216
Other comprehensive income	-	-	-	119	-	119
Total comprehensive income	-	-	-	119	3,216	3,335
Effect of share option compensation plan	-	-	634	-	-	634
Effect of RSU & PSU compensation plan	-	-	690	-	-	690
Share issuances – share options	48,965	233	(121)	-	-	112
Share issuances - RSUs	-	93	(93)	-	-	-
Share capital held in trust	-	(731)	-	-	-	(731)
Balance at September 30, 2014	15,408,868	$58,288	$11,491	$(226)	$(32,966)	$36,587

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Points International Ltd.
Condensed Consolidated Interim Statements of Cash Flows

Expressed in thousands of United States dollars
(Unaudited)

	For the three months		For the nine months
	ended		ended
	September	September	September	September
	30, 2015	30, 2014	30, 2015	30, 2014

Cash flows from operating activities
Net income for the period	$768	$1,553	$4,204	$3,216
Adjustments for:
Depreciation of property and equipment	256	241	806	753
Amortization of intangible assets	635	240	1,845	816
Unrealized foreign exchange gain	(306)	(532)	(723)	(476)
Equity-settled share-based payment transactions	511	513	1,582	1,324
Deferred income tax expense (recovery)	(70)	529	1,457	1,474
Unrealized net (gain) loss on derivative contracts desig- nated as cash flow hedges	(308)	(275)	(261)	162
Changes in non-cash balances related to operations, exclusive of effects of business combination	(723)	(6,060)	(842)	(10,802)
Net cash provided by (used in) operating activities	$763	$(3,791)	$8,068	$(3,533)

Cash flows from investing activities
Acquisition of property and equipment	(268)	(163)	(532)	(499)
Additions to intangible assets	(700)	(400)	(1,963)	(1,184)
Long-term investment	-	-	-	(1,500)
Acquisition of business, net of cash acquired	-	-	-	(1,511)
Changes in restricted cash	-	-	250	-
Net cash used in investing activities	$(968)	$(563)	$(2,245)	$(4,694)

Cash flows from financing activities
Proceeds from exercise of share options	1	25	272	112
Shares repurchased	(1,702)	-	(3,665)	-
Purchases of share capital held in trust	(109)	-	(1,215)	(731)
Net cash provided by (used in) financing activities	$(1,810)	$25	$(4,608)	$(619)

Net increase (decrease) in cash and cash equivalents	$(2,015)	$(4,329)	$1,215	$(8,846)
Cash and cash equivalents at beginning of the period	$40,535	$59,614	$36,868	$64,188
Effect of exchange rate fluctuations on cash held	327	547	$764	490
Cash and cash equivalents at end of the period	$38,847	$55,832	$38,847	$55,832

Interest Received	$22	$19	$55	$64

Taxes Paid	$(250)	$-	$(426)	$(3)

Amounts paid and received for interest were reflected as operating cash flows in the condensed consolidated interim statements of cash flows.

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